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Phone:	(212) 885-5358
Fax:	(917) 332-3832
Email:	Leslie.marlow@blankrome.com

March 31, 2022

VIA EDGAR

United States Securities

     and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549
Attention: Christine Westbrook

Re:	Adial Pharmaceuticals, Inc.
Registration Statement on Form S-3
Filed February 25, 2022
File No. 333-263037

Dear Ms. Westbrook:

On behalf of our client, Adial Pharmaceuticals, Inc. (the “Company”), we submit this letter in response to: (i) a written comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 22, 2022 (the “Comment Letter”), and (ii) an oral comment received from the Staff on March 31, 2022 (the “Oral Comment”), relating to the above-referenced Registration Statement on Form S-3 (the “Registration Statement”).

Set forth below in bold is the comment from the Comment Letter. For your convenience, the numbered paragraph below corresponds to the numbered comment in the Staff’s Comment Letter and includes the caption used in the Comment Letter. Immediately following the comment is the Company’s response to that comment. In addition, the response below responds to the Staff’s Oral Comment.

Correspondence dated March 9, 2022

General 1

1.	We note your response to comment 1, which we reissue. Because the aggregate number of shares sold by you to the selling stockholder in the registered direct offering and the private placement exceeds the limitation in General Instruction I.B.6, it does not appear you are eligible to rely on Instruction I.B.3 to Form S-3 to register the resale of the common stock underlying the warrants. We note you have provided information related to the calculation of public float on dates in September 2021. Please provide your analysis supporting your eligibility to conduct the offering that closed on February 15, 2022 pursuant to Instruction I.B.1 of Form S-3 given that you updated your Form S-3 (333-237793) for purposes of Securities Act Section 10(a)(3) when you filed your annual report on Form 10-K for fiscal year ended December 31, 2020 on March 22, 2021. For guidance, refer to Securities Act Forms Compliance and Disclosure Interpretations Questions 114.02, 114.04 and 116.07.

Response: We respectfully submit that the Company was eligible to use and relied on General Instruction I.B.1 to Form S-3 (and not General Instruction I.B.6 to Form S-3) to conduct the offering that closed on February 15, 2022.

United States Securities

     and Exchange Commission

March 31, 2022

On August 23, 2021, the Company filed a definitive proxy statement on Schedule 14A in connection with the Company’s 2021 Annual Meeting of Stockholders (the “Definitive Proxy Statement”), which included, among other things, a section entitled “Security Ownership of Certain Beneficial Owners and Management.” The table discloses the shares of the Company’s common stock, par value $0.001 per share (the “Common Stock”), beneficially owned by each director, named executive officer, all directors and executives as a group and each person known to the Company to own more than 5% of its outstanding Common Stock. Beneficial ownership is determined in accordance with the rules of the Commission. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. In addition, the rules include shares of Common Stock issuable pursuant to the exercise of profits interest units, warrants or other rights that are either immediately exercisable or exercisable within 60 days.

The Company’s “Security Ownership of Certain Beneficial Owners and Management” table in the Definitive Proxy Statement discloses that all current executive officers and directors as a group (8 people) beneficially own an aggregate of 6,057,914 shares; however, as disclosed in the footnotes to the table, of these 6,057,914 shares a significant portion (3,536,305 shares) are actually held in the form of warrants and options that provide the directors and officers with the right to acquire shares within 60 days, and the remaining 2,521,609 shares are shares actually owned by the directors and officers. The table also disclosed that there is one beneficial owner of more than 5% of the outstanding Common Stockholder, Mark Peikin, who owned 1,134,935 shares of Common Stock (plus options to acquire 211,806 shares of Common Stock). The percentages of beneficial ownership in the table were calculated using 20,448,156 total shares of Common Stock outstanding as August 18, 2021.

On September 7, 2021, due to an increased closing price of the Common Stock, the Company determined that the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company exceeded $75 million. Specifically, the closing price of the Common Stock on The Nasdaq Capital Market on September 7, 2021 was $4.55 per share and the total voting and non-voting Common Stock held by non-affiliates of the Company was 16,791,612 shares, which equals an aggregate market value of shares held by non-affiliates of $76,401,834.

The total voting and non-voting shares of Common Stock held by non-affiliates of the Company (16,791,612 shares) was calculated as follows: 20,448,156 total shares outstanding on September 7, 2021 less an aggregate of 3,656,544 shares held by deemed affiliates (2,521,609 shares held by directors and officers of the Company and 1,134,935 shares held by Mr. Peikin) equaled 16,791,612 shares. The Company included Mr. Peikin as an affiliate solely for the purposes of these calculations.

You will note that the share amounts used by the Company in calculating the aggregate market value of the voting and non-voting common equity held by non-affiliates of the Company are the same as those disclosed in the Definitive Proxy Statement. The only variable is the closing price of the Common Stock on The Nasdaq Capital Market on September 7, 2021, which was $4.55.

As a result, on September 7, 2021, the Company became eligible to issue securities pursuant to the Registration Statement under General Instruction I.B.1 to Form S-3 and could have registered all of the securities on the prospectus supplement to the Registration Statement (the “Prospectus Supplement”), filed with the Commission on February 14, 2022, but elected to issue the warrants in a concurrent private placement with a subsequent resale registration statement in order to preserve capacity under the Registration Statement.

As a result of the foregoing, the Company was eligible to rely on General Instruction I.B.3 to Form S-3 to register the resale of the shares of Common Stock underlying the warrants issued in the concurrent placement on Form S-3 since it could have registered the warrants under the initial Prospectus Supplement under General Instruction I.B.1 to Form S-3. Lastly, the Company also satisfies the registration requirements specified in General Instruction I.A. Eligibility Requirements for Use of Form S-3.

* * *

United States Securities

     and Exchange Commission

March 31, 2022

If you have any questions or need additional information, please contact the undersigned at (212) 885-5358 or Patrick J. Egan at (212) 885-5346.

Sincerely,

/s/ Leslie Marlow
Leslie Marlow

cc:	William B. Stilley
Chief Executive Officer, Adial Pharmaceuticals, Inc.